SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter Ended March 31, 2006

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

MIND CTI Reports 70% Growth in Revenue to a Record $5.25 Million for the First Quarter of 2006

Key Highlights
  First quarter 2006 revenues were $5.25 million, a 70% increase over the first quarter of 2005 and a 4% increase over the fourth quarter of 2005.
  Net income, excluding amortization of intangible assets and equity-based compensation expense, of $1.06 M.
  GAAP net income for Q1 2006 was $654 thousand or $0.03 per diluted share.
  The company distributed $0.14 per share in annual dividends. Cash position remains strong with $37 million on the balance sheet on March 31, 2006.
MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide, today announced results for the first quarter 2006.

Monica Eisinger, Chairperson and CEO, commented: "We continue to execute on our strategy of being a leading provider of solutions for the Tier 2 and Tier 3 n-play (multiple services) carriers that require a complete end-to-end BSS solution. Our strength is the fast deployment of a complete turn-key product based solution that includes billing, customer care, mediation, provisioning, rating for multiple services and prepaid IP functionality. Our strength is our proven platform that is 8 years operational and our 10 years of wireless and IP experience to deploy customer requirements. Finally, our flexibility to meet customer requirements in a short time frame differentiates us from our competition. Lately we increased significantly our investment in marketing, with a clear focus on these markets. I believe that we are well positioned to seize the opportunities that we see, mainly in the Americas".

As of March 31, 2006, we had 306 employees in our four offices.

Revenue Distribution for Q1 2006
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in the Americas represented 50%, Europe represented 32%, Africa, APAC and Israel represented 18%.

Revenue from our customer care and billing software totaled $4.37 million, while revenue from our enterprise call management software was $886 thousand. The revenue breakdown from our business lines of products was $2.47 million, or 47%, from licenses, $1.54 million, or 29%, from maintenance and $1.24 million, or 24%, from services

Conference Call Information
MIND will host a conference call on May 10, at 8:30 a.m., Eastern Standard Time, to discuss the Company's first quarter 2006 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNO's). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. MIND operates from offices in Europe, Israel and the United States.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 31

	2006	2005	2005

	(Unaudited)		(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$6,905	$5,828	$ 10,174
Accounts receivable:
Trade	5,191	1,780	3,389
Interest accrued on long-term bank deposits		833
Other	1,034	455	739
Inventories	30	19	30

T o t a l current assets	13,160	8,915	14,332
LONG-TERM BANK DEPOSITS	30,000	40,000	30,000
OTHER LONG-TERM ASSETS	477		480
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,950	1,810	1,957
INTANGIBLE ASSETS, net of accumulated amortization	1,330	644	1,660
GOODWILL	6,966		6,966

T o t a l assets	$53,883	$51,369	$ 55,395

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$789	$363	$ 686
Other	2,151	1,893	1,741
Deferred revenues	1,899	1,578	1,644
Advanced from customers, net	575		790

T o t a l current liabilities	5,414	3,834	4,861
EMPLOYEE RIGHTS UPON RETIREMENT	1,151	1,139	1,049

T o t a l liabilities	6,565	4,973	5,910

SHAREHOLDERS' EQUITY:
Share capital	53	53	53
Additional paid-in capital	59,510	59,341	59,399
Compensation in respect of options granted to employees	77
Accumulated deficit	(12,322)	(12,998)	(9,967)

T o t a l shareholders' equity	47,318	46,396	49,485

To t a l liabilities and shareholders' equity	$53,883	$51,369	$ 55,395

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31		Year ended December 31

	2006	2005	2005

	(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$5,252	$3,082	$ 15,601
COST OF REVENUES	1,598	804	4,015

GROSS PROFIT	3,654	2,278	11,586
RESEARCH AND DEVELOPMENT EXPENSES	1,738	998	5,086
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	982	593	2,148
General and administrative	359	342	1,507

OPERATING INCOME	575	345	2,845
FINANCIAL INCOME - net	125	701	1,260

INCOME BEFORE TAXES ON INCOME	700	1,046	4,105
TAXES ON INCOME	46	15	43

NET INCOME	$654	$1,031	$ 4,062

EARNING PER SHARE:
Basic and diluted	$0.03	$0.05	$0.19

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
Basic	21,439	21,364	21,431

Diluted	21,511	21,679	21,619

II

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31

	2006	2005	2005

	(In thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$654	$1,031	$ 4,062
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	486	180	987
Accrued severance pay	102	(61)	(151)
Capital gain on sale of property and equipment - net	(4)	(23)	(38)
Compensation in respect of options granted to employees	77
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,802)	1,638	196
Interest accrued on long-term bank deposits		(591)	242
Other	(244)	318	48
Increase in Inventories		(1)	(12)
Increase (decrease) in accounts payable and accruals:
Trade	103	(103)	(697)
Other	4	(335)	(1,510)
Increase (decrease) in deferred revenues	255		(799)
Decrease in advanced from customers, net	(215)		(1,467)

Net cash provided by (used in) operating activities	(584)	2,053	861

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(174)	(216)	(589)
Acquisition of subsidiary (a)			(4,233)
Amounts funded in respect of accrued severance pay	3	94	94
Investment in long-term bank deposits		(10,000)	(10,000)
Withdrawal of long-term bank deposits			10,000
Proceeds from sale of property and equipment	29	89	175

Net cash used in investing activities	(142)	(10,033)	(4,553)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	60	264	322
Dividend paid	(2,603)	(5,143)	(5,143)

Net cash used in financing activities	(2,543)	(4,879)	(4,821)

DECREASE IN CASH AND CASH EQUIVALENTS	(3,269)	(12,859)	(8,513)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,174	18,687	18,687

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,905	$5,828	$ 10,174

Year ended December 31, 2005

(a) Acquisiiton of subsidiary:
Assets and liabilities of the subsidiary upon acquisition:
Working capital (excluding cash and cash equivalents)	($4,881)
Property and equipment	277
Intangible assets	1,871
Goodwill	6,966

Cash paid - net	$ 4,233

(b) Supplementary information on financing activities not involving cash flow:
At March 31, 2006, other payables and other receivables include approximately $406,000 in respect of dividned payable and approximately $51,000 in respect of Employee stock options exercised, respectively. These balances would be given recognition in these statements upon payment.

III

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